NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or ... Fax: (604) 574-5139
Website: www.novawest.com ... novawest@novawest.com


03022833

For Immediate Release

R. J. FAIRSERVICE TO JOIN ADVISORY COMMITTEE & RAGLAN AIRBORNE UNDERWAY

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

May 22, 2003

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange is pleased to announce the appointment of Mr. R.J. (Bob) Fairservice, of Ontario, Canada to the Company's Advisory Committee. Mr. Fairservice is very well known and respected in the Canadian mining community and very familiar with the northern Quebec region that hosts the Company's Raglan PGM-Ni-Cu-Co exploration project. In 1967, Bob Fairservice was part of the Falconbridge team on the New Quebec Raglan Nickel Mines Ltd. property in Raglan Quebec where he served as a drill hole geologist. Around mid-June he was placed on the Katinniq section of the property as supervisor of the drill program. After some success on a deep high-grade zone, the drill crew Bob led hit a much bigger and shallower zone with drill hole K-64, which was followed by drill hole K-67 that hit a similar intersection. The discovery that Bob Fairservice's team had intersected in July 1967 is today called Katinniq; the high-grade deposit that is the site of Falconbridge's Raglan Ni-Cu-PGM-Co Mine.

Prior to the Katinniq discovery, Bob had worked on the nearby high grade Donaldson Deposit section of the Raglan property where he was trained to spot drill holes, log Raglan core and plot sections under then supervisor Lorne A. Wrigglesworth, a well-respected Explorationist. In joining the company's Advisory Committee Mr. Fairservice stated, "I feel there are more discoveries to be made in this prolific nickel belt and that Novawest is very well positioned there".

Some of Bob Fairservice's accomplishments include:

- April 2000 second ever recipient of the Northwestern Ontario Prospectors Association's prestigious Lifetime Achievement Award.
- In 1998 Bob was given a Permanent Licence by the Ministry of Northern Development and Mines.
- Instrumental in providing educational courses in remote First Nations settlements, and in 1976 Bob proposed and implemented a prospecting course in eleven fly-in communities called Operation Power Rock.
- He began his prospecting career in Quebec in 1966 and since 1974 Bob has been very active prospecting in all four of Ontario's Mining Divisions.

- Discovered numerous occurrences and optioned dozens of properties covering commodities such as nickel-copper, uranium, gold, copper-zinc, rare-metals, iron and platinum-group elements.
- Involved in the staking of approximately 6500 claim units in Ontario. The properties Bob has optioned to exploration companies have generated over a quarter of a million feet of diamond drilling and in excess of $8 million dollars in filed assessment work.

Management and the Board of Directors of Novawest Resources Inc. are very pleased to have Mr. Fairservice join our Advisory Committee. His wealth of knowledge, experience, expertise and contacts, will prove invaluable as our Company explores and develops its existing portfolio of projects, particularly the Raglan PGM-Ni-Cu-Co Project. NovaWest appreciates the time and effort that will be contributed to the Company's affairs by Mr. Fairservice as a member of our Advisory Committee. We thank him for accepting our invitation to join the Novawest team and look forward to working with him.

The Company has been advised by Aeroquest Surveys that the AeroTEM, helicopter-borne electromagnetic and magnetic survey has commenced on the prioritized area and is on schedule to be completed by the end of May. The remainder of the survey is scheduled to be complete by the end of June 2003. Results of this extensive survey will be utilized during the summer 2003 field program to identify and verify potential drill targets for drilling in summer 2003.

NovaWest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

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